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                                                       Filed by EFTC Corporation

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                               Subject Company: EFTC Corporation




[EFTC LOGO]                                                   CORPORATE CONTACTS
                                                                       CONTACTS:
                                                     JIM BASS, PRESIDENT AND CEO
FOR IMMEDIATE RELEASE                                               602-282-5058
                                                               PETER HARPER, CFO
                                                                    602-282-5201


                           EFTC CORPORATION ANNOUNCES
                        EXECUTION OF MERGER AGREEMENT FOR
                   BUSINESS COMBINATION WITH K*TEC ELECTRONICS

PHOENIX, AZ, MAY 2, 2001 - - EFTC CORPORATION (NASDAQ: EFTC), a leading provider of high mix electronics manufacturing services, announced today that it has signed a definitive merger agreement with K*TEC Electronics Corporation that will result in a business combination of these two electronic manufacturing services companies The terms of merger agreement were negotiated on behalf of EFTC by a special committee of independent directors. J.P. Morgan H & Q, a division of Chase Securities, Inc., served as financial advisor to EFTC's special committee.

Pursuant to the merger agreement, a newly formed Delaware holding company will exchange its' stock for all of the outstanding capital stock of EFTC and K*TEC. Following completion of the transaction, EFTC and K*TEC will be wholly owned subsidiaries of the holding company, whose common stock is expected to be traded on the Nasdaq National Market. Based upon the merger agreement's exchange ratios, it is expected that shareholders of K*TEC will receive approximately 55% of the public holding company's capital stock, while EFTC shareholders will receive approximately 45% of the shares. In connection with the transaction, EFTC's Series B preferred stock and the senior convertible notes held by Thayer-BLUM Funding L.L.P will be converted into common stock of EFTC on or before May 31, 2001.

The current directors of EFTC will serve as the directors of the holding company following the merger. In addition, Jim Bass, President and Chief Executive Officer of EFTC, will become President and Chief Executive Officer of the holding company. The name of the new holding company has yet to be determined.

"We are very enthusiastic about the opportunity to combine forces with K*TEC, recognized as a leader in high mix manufacturing services," said Mr. Bass. "K*TEC's core competencies in program management, cable assembly and electromechanical assembly, as well as its focus on final integration, will allow EFTC to expand its product offerings to include a complete array of EMS services. The addition of K*TEC will also diversify our customer base and provide a broader geographic base from which we can expand our presence in the aerospace, medical, communications, semiconductor capital equipment and networking industries. Our Board of Directors' unanimous endorsement of this business combination underscores our belief that these compelling strategic opportunities will make the transaction good for our shareholders, customers and employees," Bass concluded.

Jeffrey W. Goettman, Chairman of the Board of K*TEC, added, "This transaction will provide the combined entity with significant scale and strategic advantages. We expect the increased purchasing power of the combined entity to reduce future material costs and that the increase in scale will also improve access to capital markets. In addition, by pooling complementary expertise and sharing best practices across the two
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organizations, the combined entity will be able to offer enhanced capabilities to customers and increased value to shareholders. EFTC and K*TEC share a common vision and we believe that it makes enormous sense to put our businesses together."

Consummation of the proposed business combination is subject to a number of closing conditions, including approval by EFTC's shareholders. Consequently, there can be no assurance that the business combination will be consummated.

J.P. Morgan H & Q has rendered an opinion to EFTC's Special Committee to the effect that the terms of the business combination are fair to EFTC's minority shareholders from a financial point of view. Such fairness opinion was addressed and delivered solely to the special committee of EFTC's board of directors and may not be relied upon by any other party. Any conclusions contained in such fairness opinion are based on all analyses and factors taken as a whole. Those conclusions may involve significant elements of subjective judgment and qualitative analysis, and therefore must be examined in such context. Further information concerning the opinion will be included in the Joint Proxy Statement/Prospectus.

                                   * * * * *

EFTC Corporation is an electronics manufacturing services company providing high-mix solutions for the aerospace, industrial controls and instrumentation, medical, semiconductor, networking and telecommunications industries. The Company's services include assembling complex printed circuit boards, cables, electromechanical devices and finished products in a flexible manufacturing environment. Headquartered in Phoenix, Arizona, EFTC employs approximately 1,800 people at seven manufacturing sites nationwide.

K*TEC is a privately held electronic manufacturing services company controlled by an affiliate of Thayer-BLUM Funding L.L.P. (EFTC's principal shareholder). K*TEC provides vertically integrated electronic manufacturing services and products primarily to OEM customers in the semiconductor capital equipment and networking segments. K*TEC employs approximately 1,800 people at manufacturing sites located in Austin, Dallas, and Sugar Land, Texas as well as Fremont, California.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release is neither an offer to sell nor a solicitation of an offer to purchase securities and is not a substitute for the Registration Statement on SEC Form S-4 to be filed in connection with the business combination. The holding company and EFTC expect to mail a Joint Proxy Statement/Prospectus to EFTC's shareholders containing information about the business combination. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about the business combination, EFTC, K*TEC, and the combined entity. Investors and shareholders will be able to obtain copies of these documents free of charge through the web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus may also be obtained from EFTC by directing a request to the respective EFTC contacts listed below.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, EFTC files annual, quarterly, and special reports; proxy statements; and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information filed by EFTC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. EFTC's filings with the Commission are also available to the public from commercial document retrieval services and at the web site maintained by the Commission at http://www.sec.gov.


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EFTC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EFTC in connection with the business combination. Information about the directors and executive officers of EFTC and their ownership of EFTC stock will be set forth in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants may be obtained by reading the definitive Joint Proxy Statement/Prospectus regarding the proposed transaction when it becomes available.

                           FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that relate to future events or performance. These statements reflect EFTC's current expectations, and EFTC does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond EFTC's control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, EFTC's dependence upon the electronics industry, EFTC's dependence upon a small number of customers, the ability to successfully integrate the management, systems, and businesses of EFTC and K*Tec as well as other factors identified as "Risk Factors" or otherwise described in EFTC's filings with the Commission from time to time.

                                   * * * * * *

EFTC Contacts:     Jim Bass                 Peter Harper
                   President and CEO        CFO
                   (602) 282-5058           (602) 282-5201

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